SCHEDULE 13G

Under the Securities Exchange Act of 1934

ZoomInfo Technologies, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

98980F104

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98980F104

1	NAMES OF REPORTING PERSONS Schuck Henry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,831,112 (1)
	6	SHARED VOTING POWER 58,647,878 (2)
	7	SOLE DISPOSITIVE POWER 11,831,112(1)
	8	SHARED DISPOSITIVE POWER 58,647,878 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,478,990
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 45.7% (3)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of (i) 798,968 shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of ZoomInfo Technologies Inc. (the “Issuer”) held directly by Henry Schuck, (ii) an additional 1,289,820 shares of Class A Common Stock issuable upon conversion of Class P limited liability company units (the “Class P Units”) of ZoomInfo Holdings LLC (“OpCo”) held by Mr. Schuck (which are profits interests that are economically similar to a stock settled stock option and are exchangeable, at the holder’s election, into a number of shares of the Class A Common Stock equal in value to the “spread value” represented by the excess of the value of shares of Class A Common Stock at the time of exchange above the “distribution threshold” associated with the Class P Units, multiplied by the number of Class P Units being exchanged) that are currently vested or that vest within 60 days (where the number of shares of Class A Common Stock into which the Class P Units may be converted is calculated based on the closing price of Class A Stock of $48.23 per share reported on the Nasdaq Stock Market on December 31, 2020), (iii) an additional 6,963,514 shares of Class A Common Stock issuable with respect to limited liability company units of OpCo (“OpCo Units”) and an equal number of shares of Class B Common Stock, par value $0.01 per share (the Class B Common Stock”) of the Issuer (which have no economic value and have ten votes per share), held directly by HSKB Funds, LLC (which Opco Units and Class B Common Stock together are exchangeable pursuant to the terms of the limited liability company agreement for OpCo for shares of Class A Common Stock on a one-for-one basis at the discretion of the holder), and (iv) an additional 2,778,810 shares of Class A Common Stock issuable with respect to limited liability company units (“HoldCo Units”) of ZoomInfo Intermediate Holdings LLC (“HoldCo”) and associated shares of Class B Common Stock held directly by HSKB Funds II, LLC (which HoldCo Units and Class B Common Stock together are exchangeable pursuant to the terms of the limited liability company agreement for HoldCo for shares of Class A Common Stock on a one-for-one basis at the discretion of the holder). HSKB Funds, LLC and HSKB Funds II, LLC are managed by HLS Management, LLC. Henry Schuck is the sole member of HLS Management, LLC.

(2)

Consists of shares of Class A Common Stock issuable upon conversion of OpCo Units (and associated shares of Class B Stock) held directly by DO Holdings (WA), LLC (“DO Holdings”). DO Holdings is owned by Henry Schuck and Kirk Norman Brown.

(3)

Calculated based on 83,615,501 shares of Class A Common Stock outstanding as of December 4, 2020 after giving effect to the secondary offering completed on that date, as reported in the prospectus filed with the Securities and Exchange Commission by the issuer on December 2, 2020 pursuant to Rule 424(b) (the “Prospectus”).

CUSIP No. 98980F104

1	NAMES OF REPORTING PERSONS DO Holdings (WA), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 58,647,878 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 58,647,878 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,647,878 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.2% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Consists of shares of Class A Common Stock issuable upon conversion of OpCo Units (and associated shares of Class B Common Stock) held directly by DO Holdings. OpCo units and associated shares of Class B Stock together are exchangeable for shares of Class A Common Stock on a one-for-one basis. Shares of Class B Common Stock have no economic value and have ten votes per share. DO Holdings is owned by Henry Schuck and Kirk Norman Brown.

(2)	Calculated based on 83,615,501 shares of Class A Common stock outstanding as of December 4, 2020 after giving effect to the secondary offering completed on that date, as reported in the Prospectus.

CUSIP No. 98980F104

1	NAMES OF REPORTING PERSONS Brown Kirk Norman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 58,647,878 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 58,647,878 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,647,878 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.2% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of shares of Class A Common Stock issuable upon conversion of OpCo Units (and associated shares of Class B Common Stock) held directly by DO Holdings. OpCo units and associated shares of Class B Common Stock together are exchangeable for shares of Class A Common Stock on a one-for-one basis. Shares of Class B Common Stock have no economic value and have ten votes per share. DO Holdings is owned by Henry Schuck and Kirk Norman Brown.

(2)	Calculated based on 83,615,501 shares of Class A Common Stock outstanding as of December 4, 2020 after giving effect to the secondary offering completed on that date, as reported in the Prospectus.

ITEM 1.(a)	NAME OF ISSUER:

ZoomInfo Technologies, Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

805 Broadway Street, Suite 900, Vancouver, WA 98660

ITEM 2. (a)	NAME OF PERSON FILING:

This statement is filed by Mr. Henry Schuck, DO Holdings and Mr. Kirk Norman Brown (together the “Reporting Persons”).

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

For Mr. Schuck, 805 Broadway Street, Suite 900, Vancouver, WA 98660

For DO Holdings, 805 Broadway Street, Suite 900, Vancouver, WA 98660

For Mr. Brown, 7721 SE 17th Street, Vancouver, WA 98664

(c)	CITIZENSHIP:

For Mr. Schuck, United States of America

DO Holdings is a Washington limited liability company.

For Mr. Brown, United States of America

(d)	TITLE OF CLASS OF SECURITIES:

Class A Common Stock

(e)	CUSIP NUMBER:

98980F104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: ________________

Not Applicable.

ITEM 4.	OWNERSHIP.

Pursuant to Rule 13d-3(d)(1), the Class P Units, OpCo Units and HoldCo Units held by a Reporting Person are deemed to be converted for the purposes of (i) determining the amount of shares of Class A Common Stock beneficially owned by such Reporting Person and (ii) calculating the percentages of the Class A Common Stock owned by each Reporting Person, each as set forth below. The percentages of the Class A Common Stock owned by each Reporting Person as set forth below are calculated based on 83,615,501 shares of Class A Common Stock outstanding as of December 4, 2020 after giving effect to the secondary offering completed on that date, as reported in the Prospectus.

(a)	Amount beneficially owned:
	Henry Schuck(1)	70,478,990
	DO Holdings(2)	58,647,878
	Kirk Norman Brown(2)	58,647,878
(b)	Percent of class:
	Henry Schuck	45.7%
	DO Holdings	41.2%
	Kirk Norman Brown	41.2%
(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote
	Henry Schuck	11,831,112
	DO Holdings	0
	Kirk Norman Brown	0
	(ii) Shared power to vote or to direct the vote
	Henry Schuck	58,647,878
	DO Holdings	58,647,878
	Kirk Norman Brown	58,647,878
	(iii) Sole power to dispose or to direct the disposition of
	Henry Schuck	11,831,112
	DO Holdings	0
	Kirk Norman Brown	0
	(iv) Shared power to dispose or to direct the disposition of
	Henry Schuck	58,647,878
	DO Holdings	58,647,878
	Kirk Norman Brown	58,647,878
(1)

Consists of (i) 798,968 shares of Class A Common Stock held directly by Mr. Schuck, (ii) an additional 1,289,820 shares of Class A Common Stock issuable upon conversion of Class P Units held by Mr. Schuck (which are profits interests that are economically similar to a stock settled stock option and are exchangeable, at the holder’s election, into a number of shares of the Class A Common Stock equal in value to the “spread value” represented by the excess of the value of shares of Class A Common Stock at the time of exchange above the “distribution threshold” associated with the Class P Units, multiplied by the number of Class P Units being exchanged) that are currently vested or that vest within 60 days (where the number of shares of Class A Common Stock into which the Class P Units may be converted is calculated based on the closing price of Class A Common Stock of $48.23 per share reported on the Nasdaq Stock Market on December 31, 2020), (iii) an additional 6,963,514 shares of Class A Common Stock issuable with respect to OpCo Units and an equal number of shares of Class B Common Stock of the Issuer

(which have no economic value and have ten votes per share), held directly by HSKB Funds, LLC (which Opco Units and Class B Common Stock together are exchangeable pursuant to the terms of the limited liability company agreement for OpCo for shares of Class A Common Stock on a one-for-one basis at the discretion of the holder), and (iv) an additional 2,778,810 shares of Class A Common Stock issuable with respect to HoldCo Units and associated shares of Class B Common Stock held directly by HSKB Funds II, LLC (which HoldCo Units and Class B Common Stock together are exchangeable pursuant to the terms of the limited liability company agreement for HoldCo for shares of Class A Common Stock on a one-for-one basis at the discretion of the holder). HSKB Funds, LLC and HSKB Funds II, LLC are managed by HLS Management, LLC. Mr. Schuck is the sole member of HLS Management, LLC.

(2)

CONSISTS OF SHARES OF CLASS A COMMON STOCK ISSUABLE UPON CONVERSION OF OPCO UNITS (AND ASSOCIATED SHARES OF CLASS B COMMON STOCK) HELD DIRECTLY BY DO HOLDINGS. DO HOLDINGS IS OWNED BY HENRY SCHUCK AND KIRK NORMAN BROWN.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

DO Holdings is a party to that certain (i) Stockholders Agreement (the “Stockholders Agreement”) dated as of June 3, 2020, among the Issuer, the TA Stockholders (as defined therein), the Carlyle Stockholders (as defined therein) and the Founder Stockholders (as defined therein and which initially includes DO Holdings, HSKB Funds, LLC, and HSKB Funds II, LLC) and (ii) the Irrevocable Proxy (the “Irrevocable Proxy”) dated as of June 3, 2020, among the TA Stockholders, the Carlyle Stockholders, the Founder Stockholders and 22C (as defined therein, and together with the TA Stockholders, the Carlyle Stockholders and the Founder Stockholders, the “Other Parties”).

By virtue of DO Holdings being a party to the Stockholders Agreement and the Irrevocable Proxy, each of the Reporting Persons on this Schedule 13G may be deemed to be members of a “group,” as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended, with the Other Parties. The parties to the Stockholders Agreement and the Irrevocable Proxy hold, in the aggregate, more than 50% of the voting power for the election of directors of the Issuer. The share ownership reported for the Reporting Persons does not include any securities of the Issuer owned by the Other Parties, and each of the Reporting Persons disclaims beneficial ownership of the securities beneficially owned by the Other Parties.

Item 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HENRY SCHUCK
February 16, 2021 (Date)

/s/ Henry Schuck
(Signature)

DO HOLDINGS (WA), LLC

February 16, 2021 (Date)

By:	/s/ Henry Schuck
(Signature)
Name:	Henry Schuck
Title:	Chief Executive Officer

KIRK NORMAN BROWN

February 16, 2021 (Date)

/s/ Kirk Norman Brown
(Signature)